Exhibit 99.2

NOTE 25. RELATED PARTY TRANSACTIONS

Management Services Agreement.  In connection with the Merger, Holdings entered into a Management Services Agreement with ACOF Operating Manager II, L.P. (“ACOF Operating Manager II”), an affiliate of Ares. Under the agreement, ACOF Operating Manager II provides Holdings and its subsidiaries with certain services in exchange for an annual fee of $750,000, as well as customary fees for services rendered in connection with certain major financial transactions, plus reimbursement of expenses and a tax gross-up relating to a non-tax deductible portion of the fee. In addition, upon consummation of the Merger, Holdings incurred an aggregate fee of $5.0 million, plus reimbursement of expenses, payable to ACOF Operating Manager II for services rendered in connection with the Merger. As of December 31, 2010, $2.8 million had been paid pursuant to this agreement.

Special Dividend.  OTPP, as the holder of Holdings’ Class B common stock, is entitled to receive ratable an annual special dividend payment equal to an aggregate amount of $750,000 per year when, as and if declared by the board of directors, for the Special Dividend Period. The special dividend is payable in equal quarterly installments on the first day of each quarter commencing on April 1, 2007. As of December 31, 2010, $2.8 million had been paid to OTPP.

Credit Facility.  Upon consummation of the Merger, Centers entered into a $735.0 million credit agreement, of which various funds affiliated with one of Holdings’ sponsors, Ares, are investors. As of December 31, 2010 and 2009, certain affiliates of Ares held approximately $65.0 million and $62.1 million, respectively of term loans under the Senior Credit Facility. In addition, as of December 31, 2010, an aggregate of $2.9 million in principal and $11.0 million in interest has been paid to affiliates of Ares in respect of amounts borrowed under the Senior Credit Facility. Borrowings under the Senior Credit Facility have accrued interest at a weighted average rate of 4.6% per year.

Stock Purchase.  During the third and fourth quarters of 2008, Axcel Partners III, LLC, of which an officer and director of the Company is a member, purchased 273,215 shares of Class A

NOTE 25. RELATED PARTY TRANSACTIONS (Continued)

common stock of the Company at a price of $6.82 per share, for an aggregate purchase price of $1.9 million and 45,478 shares of Class A common stock of Holdings at a price of $7.08 per share, for an aggregate purchase price of $0.3 million, respectively and 110,151 and 18,710 shares of Series A preferred stock of the Company at a price of $5.00 per share plus accrued and unpaid dividends through the dates of purchase, for an aggregate purchase price of $0.6 million and $0.1 million, respectively.

Lease Agreements.  At December 31, 2010, General Nutrition Centres Company, an indirect wholly owned subsidiary of Holdings, was party to 19 lease agreements, as lessee, with Cadillac Fairview Corporation, a direct wholly owned subsidiary of OTPP, as lessor, with respect to properties located in Canada. For the years ended December 31, 2010, 2009 and 2008, the Company paid $2.8 million, $2.4 million and $2.5 million, respectively, under the lease agreements and as of December 31, 2010, the aggregate future minimum lease payments under the lease agreements was $19.3 million. Each lease was negotiated in the ordinary course of business on an arm’s length basis.

Product Purchases.  During the Company’s 2010 fiscal year, it purchased certain fish oil and probiotics products manufactured by Lifelong Nutrition, Inc. (“Lifelong”) for resale under the Company’s proprietary brand name GNC WELLbeING®. Carmen Fortino, who serves as one of the directors of Holdings, is the Managing Director, a member of the Board of Directors and a stockholder of Lifelong’s parent company. The aggregate value of the products the Company purchased from Lifelong was $2.3 million and $3.3 million for the 2010 and 2009 fiscal years, respectively. Effective December 31, 2010, Lifelong’s parent company was sold to a third party and Mr. Fortino resigned his positions at Lifelong.

Product Development and Distribution Agreement.  On June 3, 2010, General Nutrition Corporation, a wholly owned subsidiary of the Company, and Lifelong entered into a Product Development and Distribution Agreement (the “Lifelong Agreement”), pursuant to which General Nutrition Corporation and Lifelong will develop a branded line of supplements to be manufactured by Lifelong. As described above, Mr. Fortino was the Managing Director, a member of the board of directors and a stockholder of Lifelong’s parent company. Products manufactured under the Lifelong Agreement and sold in the Company’s stores will be purchased by the Company from Lifelong; products sold outside of the Company’s stores will be subject to certain revenue sharing arrangements. For the year ended December 31, 2010, the Company made $1.3 million in product purchases from Lifelong under the Lifelong Agreement. Effective December 31, 2010, Lifelong’s parent company was sold to a third party and Mr. Fortino resigned his positions at Lifelong.